SEC, Washington Exemption File No. 82-5079

Press release

Skandia

12 June 2002

02042124

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

May sales SEK 11.1 billion[1]

Sales in May

Sales amounted to SEK 11.1 billion (12.4). Sales in April 2002 totalled SEK 11.9 billion. The difference compared with April is attributable to seasonal variations in sales of unit linked products in the UK and exchange rate effects. However, the group's combined sales of unit linked assurance in local currency were at the same level as in April 2002.

New sales of unit linked assurance through May

New sales of unit linked assurance decreased by 18% through May compared with the same period in 2001.

Sales through May

Sales amounted to SEK 54.0 billion (63.2). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 5.9 billion (6.5). Of total sales, SEK 38.7 billion (42.7) pertains to unit linked assurance, SEK 13.4 billion (17.9) to mutual fund savings products, and SEK 1.2 billion (1.8) to direct sales of funds.

In the USA, sales of variable annuities through May amounted to SEK 15.4 billion (18.4), and sales of mutual funds totalled SEK 5.7 billion (11.6). Sales in the UK totalled SEK 18.4 billion (19.2). In Sweden, SkandiaLink's sales amounted to SEK 4.7 billion (5.2). Sales in markets outside the USA, the UK and Sweden amounted to SEK 8.4 billion (6.9).

dlw 6/26

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Borrowings and exchange rate effects

The goal of reducing borrowings during the first half of 2002 through redemptions of at least SEK 5 billion has been achieved. In addition, currency movements thus far during the year have contributed to a further reduction in borrowings. Compared with the average exchange rates that applied for the full-year 2001, sales through May have decreased by approximately 1% as a result of exchange rate movements.

Sales figures for the month of June will be released on 23 July 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Definitions of sales

Sales

Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales

New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales per month	2002	2001
January	10.6	12.6
February	9.7	11.7
March	10.7	13.6
April	11.9	12.9
May	11.1	12.4
Subtotal	**54.0**	**63.2**
June		12.4
July		10.6
August		9.6
September		8.3
October		9.5
November		9.4
December		10.8
Total		**133.8**

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Skandia

Exchange rates		2002 31 May	2002 30 April	2002 31 Mar.	2001 31 Dec.	2001 31 May	2001 30 April	2001 31 Mar.
SEK								
EUR	Closing rate	9.10	9.26	9.04	9.33	9.13	9.09	9.15
EUR	Average rate	9.16	9.17	9.14	9.29	9.04	9.02	9.00
GBP	Closing rate	14.25	14.97	14.75	15.32	15.29	14.63	14.82
GBP	Average rate	14.85	14.98	14.98	15.01	14.51	14.32	14.22
USD	Closing rate	9.74	10.28	10.36	10.58	10.77	10.20	10.39
USD	Average rate	10.34	10.46	10.51	10.43	10.03	9.85	9.74
JPY	Closing rate	0.078	0.080	0.078	0.081	0.091	0.082	0.083
JPY	Average rate	0.079	0.079	0.079	0.086	0.084	0.082	0.083